10-K EXTENSION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
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CHECK ONE): [ X ]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

For the period ended: June 30, 2006

       [ ] Transition Report on Form 10-K

       [ ] Transition Report on Form 20-F

       [ ] Transition Report on Form 11-K

       [ ] Transition Report on Form 10-Q

       [ ] Transition Report on Form N-SAR

       For the Transition Period Ended:

PART I -- REGISTRANT INFORMATION

Conversion Solutions Holdings Corp.
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Full Name of Registrant

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Former Name if Applicable

125 Town Park Drive - Suite 300
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Address of Principal Executive Office (Street and Number)

Kennesay, GA 30144
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to prepare its 10-KSB within the prescribed time period because the Company is awaiting information to complete the audit of the combined financials..

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rufus Paul Harris, (770) 420-8270
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(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Conversion Solutions Holdings Corp.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   September 29, 2006

     By/s/Rufus Paul Harris
     Rufus Paul Harris
     Chairman and Chief Executive Officer